Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ARAMARK Holdings Corporation:

We consent to the use of our report dated November 18, 2013, with respect to the consolidated balance sheets of ARAMARK Holdings Corporation and subsidiaries (the Company) as of September 27, 2013 and September 28, 2012 and the related consolidated statements of income, comprehensive income, cash flows and equity for the fiscal years ended September 27, 2013, September 28, 2012 and September 30, 2011 and the related financial statement schedule included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 2, 2013